SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Calamos Dynamic Convertible and Income Fund

(Name of Issuer)

Series D Mandatory Redeemable Preferred Shares

(Title of Class of Securities)

12811V *56

(CUSIP Number)

  August 24, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/    Rule 13d-1(b)

/   /    Rule 13d-1(c)

/   /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP NO.: 96758W101	13G	Page 2 of 7 Pages

        Amendment No.

1.	NAMES OF REPORTING PERSONS

The Northwestern Mutual Life Insurance Company

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)   /   /

(b)   /X /

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Wisconsin

NUMBER OF	5.	SOLE VOTING POWER
SHARES
BENEFICIALLY		480,000
OWNED BY
EACH	6.	SHARED VOTING POWER
REPORTING
PERSON		0
WITH:
	7.	SOLE DISPOSITIVE POWER

		480,000

	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions): / /

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 13.0%

12.	TYPE OF REPORTING PERSON (See Instructions): IC

CUSIP NO.: 96758W101	13G	Page 3 of 7 Pages

        Amendment No.

Item 1

(a)	Name of Issuer: Calamos Dynamic Convertible and Income Fund

(b)	Address of Issuer’s Principal Executive Offices:

2020 Calamos Court, Naperville, IL 60563

Item 2

(a)	Name of Person Filing: The Northwestern Mutual Life Insurance Company

(b)	Address of Principal Business Office: 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

(c)	Citizenship or Place of Organization: Wisconsin

(d)	Title of Class of Securities: Series D Mandatory Redeemable Preferred Shares

(e)	CUSIP Number: 12811V *56

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	/ / Broker or Dealer registered under Section 15 of the Act

(b)	/ / Bank as defined in section 3(a)(6) of the Act

(c)	/X/ Insurance company as defined in section 3(a)(19) of the Act

(d)	/ / Investment company registered under section 8 of the Investment Company Act of 1940

(e)	/ / An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(f)	/ / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

CUSIP NO.: 96758W101	13G	Page 4 of 7 Pages

        Amendment No.

(g)	/ / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

(h)	/ / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	/ / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	/ / A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J)

(k)	/ / Group, in accordance with section 240.13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

(a)    Amount Beneficially Owned: 480,000 shares. All of these shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Northwestern Mutual is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

Northwestern Mutual Investment Management Company, LLC, a wholly owned company of Northwestern Mutual, serves as an investment advisor to Northwestern Mutual, its separate account, subsidiaries and/or other affiliates, and shares voting and investment power with respect to all of the aforementioned holdings. Northwestern Mutual Investment Management Company, LLC’s principal place of business is 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202. It is organized under Delaware law.

CUSIP NO.: 96758W101	13G	Page 5 of 7 Pages

        Amendment No.

(b)    Percent of Class: 13.0%

(c)    Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 480,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 480,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   /   /.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Northwestern Mutual presently holds 480,000 shares of Issuer’s Series D Mandatory Redeemable Preferred Shares for the benefit of its general account. All of these shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Northwestern Mutual is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

CUSIP NO.: 96758W101	13G	Page 6 of 7 Pages

        Amendment No.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11. The filing of this statement should not be construed as an admission that Northwestern Mutual is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

CUSIP NO.: 96758W101	13G	Page 7 of 7 Pages

        Amendment No.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 13, 2021

THE NORTHWESTERN MUTUAL LIFE
INSURANCE COMPANY

By:	/s/ Douglas D. Timmer
Douglas D. Timmer
Vice President–Securities Counsel–

6397576